As filed with the Securities and Exchange Commission on March 24, 2017

Securities Act File No. 333-111662

Investment Company Act File No. 811-21482

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO. 62	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

AMENDMENT NO. 62

(Check appropriate box or boxes)

SunAmerica Specialty Series

(Exact Name of Registrant as Specified in Charter)

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, NJ 07311

(Address of Principal Executive Office) (Zip Code)

Registrant’s telephone number, including area code: (800) 858-8850

Gregory N. Bressler

General Counsel

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, NJ 07311

(Name and Address for Agent for Service)

Copy to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Approximate Date of Proposed Public Offering:  As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective (check appropriate box)

☒                                  immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended

Explanatory Note

This Post-Effective Amendment No. 62 consists of the following:

1.                                      Facing sheet of the Registration Statement.

2.                                      Part C to the Registration Statement (including signature page).

3.                                      Exhibit (j)(iii) to Item 28 to the Registration Statement.

4.                                      Exhibit (k)(i) to Item 28 to the Registration Statement.

Parts A and B of Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A filed on February 28, 2017 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C.

OTHER INFORMATION

ITEM 28. EXHIBITS.

(a)(i) Amended and Restated Certificate of Trust — Incorporated herein by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 26, 2010.

(ii) Amended and Restated Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2008.

(iii) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 23, 2008.

(iv) Amendment to Amended and Restated Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 24, 2009.

(v) Amendment to Amended and Restated Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 26, 2010.

(vi) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on March 15, 2011.

(vii) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on August 11, 2011.

(viii) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 39 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on April 12, 2013.

(ix) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on November 22, 2013.

(x) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 21, 2015.

(xi) Amended and Restated Schedule A to the Declaration of Trust — Incorporated herein by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 14, 2016.

(b)(i) By-Laws — Incorporated herein by reference to Registrant’s initial Form N-1A Registration Statement (File No. 333-111662) filed on December 31, 2003.

(ii) Amendment No. 1 to the By-Laws — Incorporated herein by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii) Amendment No. 2 to the By-Laws — Incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 24, 2009.

(c) Instruments Defining Rights of Shareholders — Incorporated herein by reference to Exhibits (a) and (b) above.

(d)(i) Form of Investment Advisory and Management Agreement between Registrant and SunAmerica Asset Management, LLC (formerly, SunAmerica Asset Management Corp.) (“SunAmerica”) (2010, 2015 and 2020 High Watermark Funds) — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(ii) Form of Subadvisory Agreement between Registrant, SunAmerica and Trajectory Asset Management LLC (“Trajectory”) (2010, 2015 and 2020 High Watermark Funds) — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii) Amendment to Subadvisory Agreement between Registrant, SunAmerica and Trajectory (2010, 2015 and 2020 High Watermark Funds) — Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2007.

(iv) Amendment to Subadvisory Agreement between Registrant, SunAmerica and Trajectory (2010, 2015 and 2020 High Watermark Funds) — Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2008.

(v) Investment Advisory and Management Agreement between Registrant and SunAmerica (AIG Commodity Strategy Fund) — Incorporated herein by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vi) Investment Advisory and Management Agreement between Registrant and SunAmerica (AIG Global Trends Fund) — Incorporated herein by reference to Post-Effective Amendment No. 26 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on May 26, 2011.

(vii) Subadvisory Agreement between SunAmerica and Wellington Management Company, LLP (“Wellington Management”) (AIG Global Trends Fund) — Incorporated herein by reference to Post-Effective Amendment No. 26 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on May 26, 2011.

(vii) Form of Investment Advisory and Management Agreement between Registrant and SunAmerica (AIG Focused Multi-Cap Growth Fund and AIG Focused Alpha Large-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(ix) Form of Subadvisory Agreement between SunAmerica and BAMCO, Inc. (“BAMCO”) (AIG Focused Multi-Cap Growth Fund) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(x) Form of Subadvisory Agreement between SunAmerica and BlackRock Investment Management, LLC (“BlackRock”) (AIG Focused Alpha Large-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(xi) Form of Subadvisory Agreement between SunAmerica and Marsico Capital Management, LLC (“Marsico”) (AIG Focused Multi-Cap Growth Fund and AIG Focused Alpha Large-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(xii) Form of Investment Advisory and Management Agreement between Registrant and SunAmerica (AIG Income Explorer Fund) — Incorporated herein by reference to Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 26, 2013.

(xiii) Form of Subadvisory Agreement between SunAmerica and Cohen & Steers Capital Management, Inc. (“Cohen & Steers”) (AIG Income Explorer Fund) — Incorporated herein by reference to Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 26, 2013.

(xiv) Investment Advisory and Management Agreement between Registrant and SunAmerica (AIG Small-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 43 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 5, 2014.

(xv) Subadvisory Agreement between SunAmerica and Cadence Capital Management, LLC (“Cadence”) (AIG Small-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 43 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 5, 2014.

(xvi) Subadvisory Agreement between SunAmerica and Cadence (AIG Small-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 48 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 27, 2015.

(xvii) Amendment to Subadvisory Agreement between Registrant, SunAmerica and Trajectory (2020 High Watermark Fund) — Incorporated herein by reference to Post-Effective Amendment No. 48 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 27, 2015.

(xviii) Amendment No. 1 to the Subadvisory Agreement between SunAmerica and Wellington Management (AIG Commodity Strategy Fund) — Incorporated herein by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 21, 2015.

(xix) Investment Advisory and Management Agreement between Registrant and SunAmerica (AIG ESG Dividend Fund) — Incorporated herein by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 14, 2016.

(e)(i) Form of Distribution Agreement between Registrant and AIG Capital Services, Inc. (formerly, SunAmerica Capital Services, Inc.) (“ACS”) — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(ii) Form of Selling Agreement — Incorporated herein by reference to Exhibit No. (e)(ii) of Post-Effective Amendment No. 53 to the Registration Statement of SunAmerica Equity Funds on Form N-1A (File No. 33-8021) filed on November 22, 2011.

(f)(i) SunAmerica Directors’/Trustees’ Retirement Plan, as amended — Incorporated herein by reference to Post-Effective Amendment No. 45 to the Registration Statement of SunAmerica Equity Funds on Form N-1A (File No. 33-8021) filed on January 26, 2007.

(i)(a) Amendment to SunAmerica Disinterested Directors’/Trustees’ Retirement Plan — Incorporated herein by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-1A (File No. 33-8021) of SunAmerica Equity Funds filed on January 27, 2009.

(g) Master Custodian Contract — Incorporated herein by reference to Post-Effective Amendment No. 42 to the Registration Statement of SunAmerica Equity Funds on Form N-1A (File No. 33-8021) filed on January 24, 2006.

(h)(i) Form of Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(i)(a) Amendment to Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company — Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A (File No. (333-111662) filed on February 28, 2007.

(ii) Form of Service Agreement between Registrant and AIG Fund Services, Inc. — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii) Form of Put Agreement among Registrant and Prudential Global Funding (“PGF”) — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii)(a) Form of amendments to Lookback Option Agreements between Registrant and PGF — Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 27, 2009.

(iv) Form of Indemnification Agreement by and between ACS, PGF and Prudential Financial, Inc. (“Prudential Financial”) — Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(v) Administrative and Shareholder Services Agreement between Registrant and ACS (2015 and 2020 High Watermark Funds Class I shares) — Incorporated herein by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vi)(a) Administrative and Shareholder Services Agreement between Registrant and ACS (AIG Commodity Strategy Fund Class W shares) — Incorporated herein by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vi)(b) Administrative and Shareholder Services Agreement between Registrant and ACS (AIG Global Trends Fund Class W shares) — Incorporated herein by reference to Post-Effective Amendment No. 26 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on May 26, 2011.

(vi)(c) Administrative and Shareholder Services Agreement between Registrant and ACS (AIG Focused Alpha Multi-Cap Fund and AIG Focused Alpha Large-Cap Fund Class W Shares) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(vi)(d) Administrative and Shareholder Services Agreement between Registrant and ACS (AIG ESG Dividend Fund Class W Shares) — Incorporated herein by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 14, 2016.

(vii)(a) Form of Amended and Restated Expense Limitation Agreement by and among Registrant, SunAmerica Equity Funds, SunAmerica Income Funds, SunAmerica Series, Inc., SunAmerica Money Market Funds, Inc., SunAmerica Senior Floating Rate Fund, Inc. and SunAmerica — Incorporated herein by reference to Post-Effective Amendment No. 60 to Registrant’s Registrant Statement on Form N-1A (File No. 333-111662) filed on February 28, 2017.

(vii)(b) Form of Fee Waiver Agreement between Registrant and SunAmerica — Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 27, 2009.

(vii)(c) Form of Fee Waiver Agreement between Registrant and SunAmerica (AIG Global Trends Fund) — Incorporated herein by reference to Post-Effective Amendment No. 26 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on May 26, 2011.

(vii)(d) Form of Fee Waiver Agreement between SunAmerica and Wellington Management (AIG Global Trends Fund) — Incorporated herein by reference to Post-Effective Amendment No. 26 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on May 26, 2011.

(vii)(e) Form of Fee Waiver Agreement between SunAmerica and Wellington Management (AIG Commodity Strategy Fund) — Incorporated herein by reference to Post-Effective Amendment No. 52 on Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 21, 2015.

(viii) Appointment of Agent for Service of Process — Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 27, 2009.

(ix) Form of Indemnification Agreement between Registrant and each of the Independent Trustees — Incorporated herein by reference to Post-Effective Amendment No. 43 Registration Statement on N-1A (File No. 33-6502) of SunAmerica Income Funds filed on July 29, 2009.

(i)(i) Opinion of Counsel to Registrant — Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2008.

(ii) Opinion of Counsel to Registrant (AIG Commodity Strategy Fund) — Incorporated herein by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(iii) Opinion of Counsel to Registrant (AIG Global Trends Fund) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(iv) Opinion of Counsel to Registrant (AIG Focused Multi-Cap Growth Fund and AIG Focused Alpha Large-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(v) Opinion of Counsel to Registrant (AIG Income Explorer Fund) — Incorporated herein by reference to Post-Effective Amendment No. 39 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on April 12, 2013.

(vi) Opinion of Counsel to Registrant (AIG Small-Cap Fund) — Incorporated herein by reference to Post-Effective Amendment No. 43 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 5, 2014.

(vii) Opinion of Counsel to Registrant (AIG ESG Dividend Fund) — Incorporated herein by reference to Post-Effective Amendment No. 58 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 14, 2016.

(j)(i) Consent of Independent Registered Public Accounting Firm — Incorporated herein by reference to Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2017.

(ii) Consent of Willkie Farr & Gallagher LLP — Incorporated herein by reference to Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2017.

(j)(iii) Consent of PricewaterhouseCoopers LLP relating to financial statements of PGF and Prudential Financial — Filed herewith.

(k)(i) Financial Statements of PGF — Filed herewith.

(k)(ii) Financial Statements of Prudential Financial — Incorporated herein by reference are the audited financial statements for the fiscal year ended December 31, 2016, previously filed in Prudential Financial’s Annual Report on Form 10-K (file No. 001-16707) with the SEC on February 17, 2017.

(l) Not applicable.

(m)(i) Form of Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class A shares) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(ii) Form of Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class C shares) — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(n)(i) Amended and Restated Rule 18f-3 Plan — Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 23, 2008.

(ii) Amended and Restated Rule 18f-3 Plan — Incorporated herein by reference to Post-Effective Amendment No. 38 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on March 28, 2013.

(o) Reserved.

(p)(i) Code of Ethics of SunAmerica, ACS and Registrant — Incorporated herein by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-1A (File No. 333-111283) of SunAmerica Series, Inc. filed on December 23, 2010.

(ii) Code of Ethics for Trajectory — effective February 1, 2005 — Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2007.

(iii) Code of Ethics for Wellington Management — Incorporated herein by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-1A of SunAmerica Senior Floating Rate Fund, Inc. (File No. 333-32798) filed on April 29, 2011.

(iv) Code of Ethics for BAMCO — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(v) Code of Ethics for BlackRock — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(vi) Code of Ethics for Marsico — Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on October 25, 2011.

(vii) Code of Ethics for Cohen & Steers — Incorporated herein by reference to Post-Effective Amendment No. 40 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 26, 2013.

(viii) Code of Ethics for Cadence — Incorporated herein by reference to Post-Effective Amendment No. 43 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 5, 2014.

(q) Power of Attorney dated December 6, 2016 — Incorporated herein by reference to Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2017.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

The following management investment companies may be considered to be under common control with the Registrant:

Anchor Series Trust

SunAmerica Equity Funds

SunAmerica Series, Inc.

SunAmerica Income Funds

SunAmerica Money Market Funds, Inc.

SunAmerica Senior Floating Rate Fund, Inc.

Seasons Series Trust

SunAmerica Series Trust

In addition, the AIG Commodity Strategy Cayman Fund Ltd. (f/k/a SunAmerica Alternative Strategies Cayman Fund Ltd.) and the AIG Global Trends Cayman Fund Ltd. are wholly owned subsidiaries of the AIG Commodity Strategy Fund and the AIG Global Trends Fund, respectively. The AIG Commodity Strategy Cayman Fund Ltd. and the AIG Global Trends Cayman Fund Ltd. are included in the consolidated financial statements of the AIG Commodity Strategy Fund and the AIG Global Trends Fund, respectively.

ITEM 30. INDEMNIFICATION.

Article VII, Section 3 of the Registrant’s Declaration of Trust provides as follows:

Section 3. Indemnification.

(a)         Subject to the exceptions and limitations contained in paragraph (b) below:

(i)             every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with the defense of any proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii)          for purposes of this Section 3 and Section 5 of this Article VII below, “agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” includes, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)         No indemnification shall be provided hereunder to a Covered Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(c)          The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws may be insured by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person as to acts or omissions as a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d)         Expenses in connection with the defense of any proceeding of the character described in paragraph (a) above shall be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that, to the extent required under the 1940 Act, but only to such extent, either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under Section 3.

(e)          Any repeal or modification of this Article VII or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article VII shall be prospective only to the extent that such repeal, modification or adoption would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

(f)           Notwithstanding any other provision of this Declaration of Trust to the contrary, any liability and/or expense against which any Covered Person is indemnified under this Section 3 and any advancement of expenses that any Covered Person is entitled to be paid under paragraph (d) above shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Covered Person therefor under this Article VII; provided that any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series (and Classes thereof) in such manner as the Trustees in their sole discretion deem fair and equitable.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

The descriptions of SunAmerica, the Registrant’s investment adviser, under the heading “Fund Management” in the Prospectus and “Management of the Fund” in the Statement of Additional Information, constituting parts A and B, respectively, of this Post-Effective Amendment to the Registration Statement, are incorporated herein by reference.

Trajectory, Wellington Management, BAMCO, BlackRock, Marsico, Cohen & Steers and Cadence, the subadvisers of certain of the series of the Registrant, are primarily engaged in the business of rendering investment advisory services. Reference is made to the recent Form ADV and schedules thereto on file with the Securities and Exchange Commission for a description of the names and employment of the directors and officers of the following advisers, and other required information:

File No.
Trajectory Asset Management LLC	801-62662
Wellington Management Company LLP	801-15908
BAMCO, Inc.	801-29080
BlackRock Investment Management, LLC	801-56972
Marsico Capital Management, LLC	801-54914
Cohen & Steers Capital Management, Inc.	801-27721
Cadence Capital Management, LLC	801-48186

The following chart provides the names of each director, officer or partner of SunAmerica and describes any other business, profession, vocation or employment of a substantial nature that each such person has been engaged during the last two fiscal years for his or her own account or in the capacity of director, officer, employee, partner or trustee.

Name	Adviser	Position with Adviser	Other positions held by directors, officers or partners of the Adviser
Peter A. Harbeck	SunAmerica	Director, President and Chief Executive Officer	Director, AIG Capital Services, Inc.*; Director, AIG Fund Services, Inc.

Christine A. Nixon	SunAmerica	Director, Secretary

Senior Vice President, General Counsel & Secretary, SAFG Retirement Services, Inc.*; Senior Vice President & Secretary, American General Life Insurance Company*; Senior Vice President, General Counsel & Secretary, The United States Life Insurance Company in the City of New York*

Gregory N. Bressler	SunAmerica	Senior Vice President, General Counsel and Assistant Secretary	None

John T. Genoy	SunAmerica	Director, Senior Vice President, Chief Financial Officer, Chief Operating Officer	Vice President, AIG Capital Services, Inc.; Vice President, Chief Financial Officer & Controller, AIG Fund Services, Inc.

Michael E. Treske	SunAmerica	Senior Vice President	Chief Distribution Officer, AIG Capital Services, Inc.

Stephen Maginn	SunAmerica	Senior Vice President	Director, AIG Capital Services, Inc.

Kara Murphy	SunAmerica	Senior Vice President, Chief Investment Officer	None

James Nichols	SunAmerica	Senior Vice President	Director, President and Chief Executive Officer, AIG Capital Services, Inc.

John Packs	SunAmerica	Senior Vice President	None

Timothy P. Pettee	SunAmerica	Senior Vice President	None

Andrew Sheridan	SunAmerica	Senior Vice President	None

Timothy Campion	SunAmerica	Senior Vice President	None

George Mitrica	SunAmerica	Senior Vice President	None

Jane Bayar	SunAmerica	Vice President	None

Thomas Bennett	SunAmerica	Vice President	President, AIG Fund Services, Inc.

Thomas Clayton Spires	SunAmerica	Vice President, Tax Officer

Vice President & Tax Officer, SAFG Retirement Services, Inc., SunAmerica Retirement Markets, Inc., AIG Capital Services, Inc., The Variable Annuity Life Insurance Company, American General Life Insurance Company & The United

States Life Insurance Company in the City of New York

Julie Cowart	SunAmerica	Vice President	None

Frank Curran	SunAmerica	Vice President, Controller	Vice President, Controller, Financial Operations Principal, Chief Financial Officer and Treasurer, AIG Capital Services, Inc.

Andrew Doulos	SunAmerica	Vice President	None

Kathleen Fuentes	SunAmerica	Vice President	None

Thomas D. Peeney	SunAmerica	Vice President	None

Matthew J. Hackethal	SunAmerica	Vice President, Chief Compliance Officer	None

John Halpin	SunAmerica	Vice President	None

James Joyce	SunAmerica	Vice President	None

Gregory Kingston	SunAmerica	Vice President	None

Steve Kluever	SunAmerica	Vice President	Vice President, SunAmerica Retirement Markets, Inc.

Douglas A. Loeffler	SunAmerica	Vice President	None

George Mitrica	SunAmerica	Vice President	None

Iris Mojica	SunAmerica	Vice President	None

James Monaghan	SunAmerica	Vice President	None

Julie A. Cotton Hearne	SunAmerica	Assistant Secretary

Assistant Secretary, SAFG Retirement Services, Inc. & AIG Capital Services, Inc.; Secretary, SunAmerica Retirement Markets, Inc.; Secretary & Vice President, American General Life Insurance Comapny, The Variable Annuity Life Insurance Comapny & The United States Life Insurance Company in the City or New York

Virginia N. Puzon	SunAmerica	Vice President

Director, Corporate Legal Affairs, Assistant Secretary, SAFG Retirement Services, Inc.; Assistant Secretary, American General Life Insurance Company; Assistant Secretary, The United States Life Insurance Company in the City of New York

Christopher Tafone	SunAmerica	Vice President	None

* Principal Business Addresses:

American International Group, Inc. 175 Water Street, New York, NY 10038

SAFG Retirement Services, Inc., 21650 Oxnard Street, 10th Floor, Woodland Hills, CA 91367

AIG Life Holdings, Inc., 2929 Allen Parkway, Houston, TX 77019

American General Life Insurance Company, 2727-A Allen Parkway, Houston, TX 77019

The Variable Annuity Life Insurance Company, 2929 Allen Parkway, Houston, TX 77019

The United States Life Insurance Company in the City of New York, One World Financial Center, 200 Liberty Street, New York, NY 10281

SunAmerica Retirement Markets, Inc. 21650 Oxnard Street, Woodland Hills, CA 91367

AIG Capital Services, Inc., Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, NJ 07311

AIG Fund Services, Inc., Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, NJ 07311

Reference is also made to the caption “Fund Management” in the Prospectus constituting Part A of the Registration Statement and “Management of the Fund” and “Trustees and Officers” in the Statement of Additional Information constituting Part B of the Registration Statement.

ITEM 32. PRINCIPAL UNDERWRITERS.

(a) The principal underwriter of the Registrant also acts as principal underwriter for:

SunAmerica Equity Funds

SunAmerica Income Funds

SunAmerica Money Market Funds, Inc.

SunAmerica Senior Floating Rate Fund, Inc.

SunAmerica Series, Inc.

SunAmerica Series Trust

(b) The following persons are the officers and directors of AIG Capital Services, Inc., the principal underwriter of the Registrant’s shares. The principal business address for each of these officers and directors, unless otherwise noted, is Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, NJ 07311

Name and Principal Business Address	Position with Underwriter	Position with Registrant
Peter A. Harbeck	Director	Trustee

James Nichols	Chief Executive Officer, President and Director	Vice President

Rebecca Snider	Chief Compliance Officer	None

Frank Curran	Vice President, Controller, Financial Operations Principal, Chief Financial Officer and Treasurer	None

Stephen Maginn 21650 Oxnard St. Woodland Hills, CA 91367	Director, Senior Vice President	None

Michael E. Treske 21650 Oxnard St. Woodland Hills, CA 91367	Chief Distribution Officer	None

Mallary Reznik 21650 Oxnard St. Woodland Hills, CA 91367	Vice President	None

John T. Genoy	Vice President	President

Christine A. Nixon 21650 Oxnard St. Woodland Hills, CA 91367	Secretary	None

Virginia N. Puzon 21650 Oxnard St. Woodland Hills, CA 91367	Assistant Secretary	None

(c) Not applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

SunAmerica, Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, NJ 07311 or an affiliate thereof, will maintain physical possession of each such accounts, books or other documents of Registrant, except for those maintained by Registrant’s custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, and its affiliate, Boston Financial Data Services, P.O. Box 419572, Kansas City, MO 64141-6572. SunAmerica also maintains records at 2919 Allen Parkway, Houston, Texas 77019, Trajectory Asset Management LLC, 150 East 52nd Street, 7th Floor, New York, NY 10022, Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210, BAMCO, 767 5th Avenue, 49th Floor, New York, NY 10153, Marsico, 1200 17th Street, Suite 1600, Denver, CO 80202, BlackRock, 1 University Square Drive, Princeton, NJ 08540, Cohen & Steers, 280 Park Avenue, 10th Floor, New York, NY 10017-1216, and Cadence, 265 Franklin Street, 11th Floor, Boston, Massachusetts 02110.

ITEM 34. MANAGEMENT SERVICES.

Not applicable.

ITEM 35. UNDERTAKINGS.

The following undertakings relate solely to the Funds as an individual series of the Trust. Any filing, notice or other action required by the following undertakings shall be limited in all respects to the Funds and any action taken by the Trust, on behalf of the Funds, shall be limited to the Funds and shall not require any action to be taken by any other series of the Trust. Capitalized terms used in these undertakings and not otherwise defined, have the respective meanings assigned to them in the Prospectus, which is a part of this Registration Statement.

1.              During the Investment Period, the Registrant hereby undertakes to promptly supplement the Prospectus and mail notices to current shareholders after the happening of significant events related to the Put Agreement.

These significant events include (i) the termination of the Put Agreement; (ii) the insolvency of Prudential Financial or PGF; (iii) a default under the Put Agreement which has a material adverse effect on the shareholders’ right to receive the Protected High Watermark Value; or (iv) a reduction in the credit rating of Prudential Financial’s long-term debt securities as issued by Standard & Poor’s Corporation (or its successors) 12 or Moody’s Investors Service, Inc. (or its successors) to BBB- or lower or Baa3 or lower, respectively.   Prudential Financial’s long-term senior debt is rated Baa1 (Moody’s)/A (S&P) as of February 8, 2017.

2.              If at any time during the Investment Period during which the Registrant is required to file amendments to its registration statement with respect to the Funds under the Investment Company Act of 1940, as amended (the “1940 Act”), Prudential Financial (or such successors or substituted entities) ceases to file periodic reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registrant hereby undertakes to update its registration statement on an annual basis under the 1940 Act to include updated audited financial statements for Prudential Financial (or any successors or substituted entities thereto) covering the periods that would otherwise have been required by Form 10-K under the Exchange Act. Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Funds, the consent of the independent auditors of Prudential Financial (or such successors or substituted entities), as applicable, regarding such reports.

3.              During the Investment Period, the Registrant hereby undertakes to include in the Registrant’s annual and semiannual report to shareholders with respect to the Funds an offer to supply the most recent annual and/or quarterly report of Prudential Financial and PGF or their successors to the Put Agreement, respectively, free of charge, upon a shareholder’s request.

4.              The Registrant hereby undertakes to update its registration statement on an annual basis under the 1940 Act with respect to the Funds to incorporate by reference the annual report on Form 10-K or include the audited financial statements covering the periods that would otherwise have been required by Form 10-K for each of (i) PGF; (ii) Prudential Financial; (iii) PGF’s and Prudential Financial’s successors to the Put Agreement, as applicable; or (iv) any entity which is replaced or substituted for PGF or Prudential Financial under a new put agreement or financial warranty agreement or the existing Put Agreement. PGF has represented to Registrant that its audited financial statements to be included in Registrant’s registration statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP, as if PGF was required to file Form 10-K under the Exchange Act. Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Funds, the consent of the independent auditors of each of Prudential Financial and PGF (or such successors or substituted entities), as applicable, regarding such reports.

5.              In the event the Registrant enters into a new put agreement or financial warranty agreement with an entity other than PGF or Prudential Financial (“Substitute Put Provider”), and such Substitute Put Provider files Forms 10-K under the Exchange Act then Registrant hereby undertakes to incorporate by reference in its Statement of Additional Information on an annual basis under the 1940 Act updated audited financial statements for the Substitute Put Provider included in such Forms 10-K under the Exchange Act. In the event that at any time during the Investment Period during which the Registrant is required to file amendments to its Registration Statement under the 1940 Act the Substitute Put Provider ceases to file a Form 10-K pursuant to the Exchange Act or if any other Substitute Put Provider is not required to file a Form 10-K pursuant to the Exchange Act, the Registrant undertakes to update its Registration Statement on an annual basis under the 1940 Act to include updated audited financial statements for the then-current Substitute Put Provider (or any successors or substituted entities thereto) and will obtain a representation from said Substitute Put Provider (or any successors or substituted entities thereto) that its audited financial statements provided to Registrant for inclusion in Registrant’s Registration Statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP covering the periods that would be required if the Substitute Put Provider was required to file Form 10-K under the Exchange Act. Any Substitute Put Provider’s audited financial statements will also be incorporated by reference in Registrant’s Statement of Additional Information. Further, the Registrant undertakes under any circumstances described in this paragraph to include as an exhibit to its Registration Statement as it relates to the Registrant, the consent of the independent auditors of the

Substitute Put Provider (or such successors or substituted entities), as applicable, regarding such financial statements.

6.              The Registrant hereby undertakes to update its registration statement to include as an exhibit the executed Put Agreement (excluding those provisions that may be omitted pursuant to an order granting confidential treatment of information pursuant to Rule 406 under the Securities Act of 1933) after it has been issued by PGF.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 462(d) under the Securities Act and has duly caused this Post-Effective Amendment No. 62 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, and the State of New Jersey, on the 24th day of March, 2017.

SUNAMERICA SPECIALTY SERIES
(Registrant)

By:	/s/ John T. Genoy

John T. Genoy
President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 62 to the Registrant’s Registration Statement on Form N-1A has been signed by the following persons in the capacities and on the date indicated:

	Signatures	Titles	Date

	/s/ John T. Genoy	President (Principal Executive Officer)	March 24, 2017
John T. Genoy

	/s/ Gregory R. Kingston	Treasurer (Principal Financial	March 24, 2017
	Gregory R. Kingston	and Accounting Officer)

	*	Trustee	March 24, 2017
Richard W. Grant

	*	Trustee	March 24, 2017
Stephen J. Gutman

	*	Trustee	March 24, 2017
William F. Devin

	*	Trustee	March 24, 2017
Dr. Judith L. Craven

	*	Trustee	March 24, 2017
Peter A. Harbeck

*By:	/s/ Thomas D. Peeney		March 24, 2017
Thomas D. Peeney
Attorney-in-Fact

*  Pursuant to a Power of Attorney previously filed.

Exhibit Index

Ex. Number	Description
(j)(iii)	Consent of PricewaterhouseCoopers LLP

(k)(i)	Financial Statements of PGF